September 17, 2010
Securities and Exchange Commission
Division of Corporation Finance
10 F Street NE
Washington, D.C. 20549-7010
Attention: John Cash, Accounting Branch Chief

Re:	Teledyne Technologies Incorporated Form 10-K for the fiscal year ended January 3, 2010 Filed March 2, 2010 File No. 1-15295
Dear Mr. Cash:
     Teledyne Technologies Incorporated (“the Company”) hereby responds to the comment letter dated September 2, 2010, related to the above-referenced filing, as follows. The SEC staff comment is repeated for reference, followed by the Company’s response.
Form 10-K for the fiscal year ended January 3, 2010
Note 13. Business Segments, page 99
1.	We note your response to our prior comment one. Please help us better understand how you determined that your operating segments did not exist at your lower level. In this regard, please further explain how you determined that your CODM is your chief executive officer and tell us what consideration you gave to whether your CODM is a group of individuals that may include your segment managers. In addition, given that your chief executive officer receives the financial information of your business units and product lines, it is unclear to us how you concluded that this information is not used to allocate resources and assess performance. Please explain further.
RESPONSE:
Background

     In determining our operating segments, we followed the guidance noted in ASC 280-10-50-1 which includes as one of the characteristics of an operating segment that its operating results are regularly reviewed by the public entity’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the

Securities and Exchange Commission

September 17, 2010

segment and to assess its performance. We have identified our chief executive officer as our CODM as further explained below.
CODM Function

     The function of the CODM (as noted in ASC 280-10-50-5) is to allocate resources and assess the performance of the segments of an enterprise. Our business is managed as four reportable segments: Electronics and Communications (E&C); Engineered Systems; Aerospace Engines and Components; and Energy and Power Systems. Each segment has one product line with the exception of the E&C segment which has three product lines. The product lines identified in the E&C segment represent the three main end-markets where we sell our products; namely, defense electronics, electronic instrumentation and other commercial electronics.
     We believe that the Company’s chief executive officer is the CODM (as noted in ASC 280-10-50-5) because he has control and decision making authority over allocating resources and assessing the performance of these segments. Consistent with the Company’s relatively flat organizational structure, each of the Company’s segment managers (also referred to as segment presidents) reports directly to the chief executive officer; and is charged with developing and discussing their respective segment’s plans with the CODM; who ensures the plans are consistent with the overall business strategy for the Company. The segment presidents (managers) have the authority to make the strategic, operational and resource allocation decisions within their segment but not for the other segments or for the Company as a whole. The Company does not have a chief operating officer or a management committee that directs company activities, assigns resources or assess performance.
     We considered whether other members of management and the Board of Directors were part of the CODM function as noted in ASC 280-10-50-7. Although the chief executive officer receives input from the segment presidents (managers) and meets with our Board of Directors, he is responsible for making the strategic, operational and resource allocation decisions of the Company.
     At the direction of the CODM, each segment president (manager) together with their business unit personnel executes each segment’s business strategy. The segment presidents (managers) cannot approve or direct company resources or capital expenditures for the other segments. The Company’s CODM interacts with the segment president (manager) for the purpose of making operational or resource allocation decisions concerning the segments.
     The CODM reviews the monthly operating results by the four reportable segments and also holds regular meetings with the segment presidents (managers) to discuss the performance of their respective segments. The CODM also conducts quarterly business review meetings with each segment president (manager) and their business unit personnel where performance versus the operating plan and risks and

Securities and Exchange Commission

September 17, 2010

opportunities are discussed. The segment president (manager) with assistance from the various business unit personnel provides an explanation of the segment’s results. It is the segment president (manager) that regularly reviews the operating results of each business unit that comprise the respective reportable segment.
     In conclusion, the chief executive officer controls and has decision making authority over allocation of resources and the performance of the segments, thus is considered the Company’s CODM.
Financial Information

     The CODM receives segment financial information on a monthly and quarterly basis. This segment information includes revenue, income before taxes, cash flow data and operating metrics. The CODM is focused on assessing performance of the segments and the total company by comparing revenue, operating income, earnings per share and free cash flow performance versus the prior period and the operating plan. These comparisons help the CODM assess performance and assign resources at the segment level. The investment community as well as the Board of Directors is focused on these metrics and that is why the segment and total company data is regularly reviewed, analyzed and presented by the CODM. This segment and total company information becomes the primary data used by our Company’s CODM when making internal presentations about the Company’s performance, and is used for investor relations presentations as well as presentations to our Board of Directors.
     Our business units prepare limited monthly financial information. This information consists of non-GAAP internal financial information for the purposes of comparison to prior period actual results and to the current business plan as well as to consolidate the Company’s financial results. The Monthly Financial Reports by Business Unit1 package is prepared by and primarily used by the Finance department as part of the monthly consolidation of financial results process. The Monthly Financial Reports by Business Unit package contains from 250 to 300 pages of financial data which includes business unit information as well as consolidated information by segment used to support our external financial statements for the Form 10-Q and Form 10-K. While this Monthly Financial Reports by Business Unit package is not prepared specifically for the CODM, he is on the distribution list. As the Monthly Financial Reports by Business Unit package is the primary source for historical financial information related to the consolidation of the Company, it is available to the CODM, as well as other internal departments within the company, as a reference tool. The CODM uses information prepared from the top-level worksheets which summarize the segment and total company results as described in the paragraph above.

[1]	The Monthly Financial Reports by Business Unit package, which contains the lowest level of actual results detail that is made available to our CODM, was provided to you in our August 16, 2010 response, pursuant to your request.

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September 17, 2010

     The CODM receives limited, quarterly product line information for the three product lines identified in the E&C segment which is focused on revenue and related comparisons to disclose trends within this segment to the investment and analyst community. The product line revenue disclosed is a compilation of revenue from multiple business units or partial business units. While this information may assist in understanding the drivers of the Company’s performance, given its limited nature it does not provide the basis upon which to assess performance and allocate resources. Rather, this limited financial information may identify areas that provide background data for the quarterly earnings call. The chief executive officer is the primary speaker on the quarterly earnings call with regard to discussing operational performance. Segment presidents (managers) do not participate in the call. This monthly financial information is used by the segment managers at the segment level as a basis for resource allocation and to compare performance to the operating plan among the four operating segments.
     In conclusion, the primary financial information that the CODM uses to allocate resources and to assess performance is summarized at the segment level; product line or business unit financial results are not summarized in the same format as the segment information provided to the CODM. Our segment disclosures in our Form 10-Q and Form 10-K’s are consistent with the primary financial information that the CODM uses to allocate resources and to assess performance. While the CODM receives E&C product line data and the Monthly Financial Reports by Business Unit package, which includes business unit data as well as consolidated segment data, he is does not use the detailed business unit data or product line data to allocate resources at the business unit level or to assess performance of individual business units.
     In light of the foregoing discussion and after careful review of the relevant accounting literature, we believe that our segment determinations are appropriate.
     If you have any questions regarding this response letter, please contact the undersigned at (805) 373-4720. Additionally, we are available to discuss our response in a telephone conversation, at your convenience, if you believe it would be beneficial to discuss further the contents of our response.

Sincerely,
/s/ Susan L. Main
Susan L. Main
Vice President and Controller

Securities and Exchange Commission

September 17, 2010

cc:	F.V. Cahouet — Director and Chairman of the Audit Committee, Teledyne Technologies Incorporated
R. Mehrabian, Chairman, President and Chief Executive Officer — Teledyne Technologies Incorporated
Dale A. Schnittjer, Senior Vice President and Chief Financial Officer
J. T. Kuelbs — Executive Vice President, General Counsel and Secretary — Teledyne Technologies Incorporated
Gary Birkenbeuel, Ernst & Young LLP